05037360

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBT Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Poydras Street Suite 1705
(No. and Street)

New Orleans (City) LA (State) 70112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yolanda B. Wessel (504) 584-5888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

701 Poydras St. Suite 3900 (Address) New Orleans (City) LA (State) 70139 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14/05 S.S

OATH OR AFFIRMATION

I, Leonard N. Alsfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBT Investments, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

2/23/05 Pres. CEO.

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FBT Investments, Inc.
Years ended December 31, 2004 and 2003
With Report and Supplementary Report of Independent Registered Public Accounting Firm

FBT Investments, Inc.

Financial Statements and Supplemental Information

Years ended December 31, 2004 and 2003

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Financial Condition 2
Statements of Income (Loss) 3
Statements of Changes in Subordinated Borrowings 4
Statements of Changes in Stockholder's Equity 5
Statements of Cash Flows 6
Notes to Financial Statements 7

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 10
Statement Regarding Rule 15c3-3 11

Supplementary Report

Supplementary Report of Independent Registered Public
Accounting Firm on Internal Control 12

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
FBT Investments, Inc.

We have audited the accompanying statements of financial condition of FBT Investments, Inc. (the "Company") as of December 31, 2004 and 2003 and the related statements of income (loss), change in subordinated borrowings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the result of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 11, 2005

FBT Investments, Inc.

Statements of Financial Condition

	Year ended December 31 2004	2003
Assets		
Cash and cash equivalents	**$ 72,698**	$ 28,977
Restricted cash	**45,000**	25,000
Money market investments	**238,736**	273,227
Other investments	**7,500**	–
Fixed assets (net of accumulated depreciation of $105,357 and $78,522)	**85,294**	60,591
Other assets, including accounts receivable of $180,265 and $110,787	**202,956**	131,040
Due from related parties	**2,595**	3,530
Total assets	**$ 654,779**	$ 522,365
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	**$ 152,991**	$ 136,195
Due to related parties	**40,693**	44,477
Total liabilities	**193,684**	180,672
Stockholder's equity:		
Common stock, $1 par value per share; 1,334 shares authorized and outstanding	**1,334**	1,334
Additional paid-in capital	**1,039,007**	1,039,007
Accumulated deficit	**(579,246)**	(698,648)
Total stockholder's equity	**461,095**	341,693
Total liabilities and stockholder's equity	**$ 654,779**	$ 522,365

See accompanying notes.

FBT Investments, Inc.

Statements of Income (Loss)

	Year ended December 31	
	2004	**2003**
Revenues:		
Commission income	**$1,433,283**	$1,060,085
Fee income	**519,538**	358,845
Interest, dividends and other income	**12,052**	14,052
Total revenues	**1,964,873**	1,432,982
Expenses:		
Employee compensation and benefits	**1,387,528**	999,644
Occupancy and equipment	**69,718**	88,183
Fees	**294,023**	370,641
Other expenses	**49,202**	70,046
Total expenses	**1,800,471**	1,528,514
Income (loss) before income tax credit	**164,402**	(95,532)
Income tax credit	**–**	(13,300)
Net income (loss)	**$ 164,402**	$ (82,232)

See accompanying notes.

FBT Investments, Inc.

Statements of Changes in Subordinated Borrowings

	Year ended December 31 2004		2003	
Balance, January 1, 2003	$	–	$	–
Change during the year		–		–
Balance, December 31, 2003		–		–
Change during the year		–		–
Balance, December 31, 2004	$	–	$	–

See accompanying notes.

FBT Investments, Inc.

Statements of Changes in Stockholder's Equity

Year ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Stockholder's Equity
Balance, January 1, 2003	$ 1,000	$ 939,341	$ (616,416)	$ 323,925
Contributed capital	334	99,666	–	100,000
Net loss	–	–	(82,232)	(82,232)
Balance, December 31, 2003	1,334	1,039,007	(698,648)	341,693
Tax dividend	–	–	**(45,000)**	**(45,000)**
Net income	–	–	**164,402**	**164,402**
Balance, December 31, 2004	**$ 1,334**	**$ 1,039,007**	**$ (579,246)**	**$ 461,095**

See accompanying notes.

FBT Investments, Inc.

Statements of Cash Flows

	Year ended December 31	
	2004	**2003**
Operating activities		
Net income (loss)	**$ 164,402**	$ (82,232)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation expense	**26,835**	27,279
Loss on sale of assets	**–**	28,365
Increase in receivables from brokers, dealers, and clearing organizations	**(69,478)**	(46,942)
Increase in restricted cash	**(20,000)**	–
Increase in accounts payable and accrued expenses	**16,795**	86,942
Decrease in income taxes receivable	**–**	80,463
Increase in other assets	**(2,438)**	(600)
Increase (decrease) in due from/to related parties	**(2,849)**	(195,932)
Net cash provided by (used in) operating activities	**113,267**	(102,657)
Investing activities		
Purchase of furniture and equipment	**(51,537)**	(25,191)
Proceeds from sale of furniture and equipment	**–**	4,250
Decrease in money market investments, net	**34,491**	731
Stock received as payment for services	**(7,500)**	–
Net cash used in investing activities	**(24,546)**	(20,210)
Financing activities		
Proceeds from sale of common stock	**–**	100,000
Tax dividend to shareholders	**(45,000)**	–
Net cash provided by (used in) investment activities	**(45,000)**	100,000
Net increase (decrease) in cash and cash equivalents	**43,721**	(22,867)
Cash and cash equivalents, beginning of year	**28,977**	51,844
Cash and cash equivalents, end of year	**$ 72,698**	$ 28,977

See accompanying notes.

1. Significant Accounting Policies

FBT Investments, Inc. (the "Company") is a wholly owned subsidiary of Firstrust Corporation (the "Parent"), a Louisiana bank holding company. Prior to July 1, 2003, the Company was owned by First Bank & Trust, a wholly owned subsidiary of Firstrust.

The Company is engaged in the brokerage business and records sales commissions on the trade date. The Company, as an introducing broker, effects all securities transactions through a clearing broker on a fully disclosed basis. The Company has deposited $25,000 with the clearing broker, which is classified as restricted deposits on the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Commissions and Fees

Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade-date basis. Fee income is recorded as the related services are provided and fees are earned.

Money Market Investments

Interest and dividend revenues are earned from the underlying investments owned and are accounted for on an accrual basis. The investments are carried at fair value.

Income Taxes

Effective January 1, 2003, the Company filed an election with the Internal Revenue Service ("IRS") to convert from a "C" corporation to an "S" corporation. As a result, taxable income or losses of the Company are included in the federal and state income tax returns of the Company's stockholder commencing January 1, 2003. In conjunction with the conversion, the Company wrote-off deferred income taxes payable of $13,300, which resulted in a tax benefit in 2003.

1. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture and equipment which are depreciated using the straight-line method, using an estimated life of five years, and leasehold improvements, which are amortized using the straight-line method over the lease term (five years). Fixed assets are recorded at cost.

Cash Equivalents

The Company considers certain temporary investments with an original maturity of three months or less to be cash equivalents.

2. Related Party Transactions

The Company operated in facilities that were leased by its parent through November 2004, for which $38,500 and $75,037 was charged in 2004 and 2003, respectively, and included in occupancy and equipment expenses.

During 2004 and 2003, the Company made payments to First Bank & Trust ("FBT"), an affiliated bank, totaling $60,000 in each year for repayment of vested sign-on bonuses paid to the Company's brokers by FBT. The bonuses each vest over five years and the Company pays FBT monthly for the vested amount. These payments were included in employee compensation and benefits expense.

During 2004 and 2003, the Company paid bonuses to an officer on behalf of First Bank & Trust Advisors, another subsidiary of Firstrust Corporation. The amounts of the bonuses were not material. Approximately $72,698 and $28,977 of cash and cash equivalents at December 31, 2004 and 2003 was held at First Bank & Trust ("FBT"), another wholly owned subsidiary of Firstrust Corporation. Additionally, a restricted certificate of deposit of $20,000 was held at First Bank & Trust at December 31, 2004.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker/dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $50,000 or 6.67% of aggregate indebtedness, whichever is greater. Also, the uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2004, the Company had net capital of $208,428, which was $158,428 in excess of its required net capital of $50,000.

4. Commitments and Contingencies

The Company is committed to pay rent for office space under a noncancelable lease with minimum annual rental payments. Such lease is subject to escalation clauses covering operating expenses and taxes. Rent expense was $41,410 and $47,300 for the years ended December 31, 2004 and 2003, respectively. Expected minimum annual rental payments are as follows:

	Minimum Annual Rental Payments
2005	$ 33,330
2006	33,747
2007	38,330
2008	38,330
2009	35,135
Total	$ 178,872

5. Dividends

The Board of Directors declared a cash dividend in January 2005 of $45,000 for the shareholder's estimated income tax payment for the fourth quarter of 2004.

Supplemental Information

FBT Investments, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2004

Net capital	
Total stockholder's equity	$ 461,095
Less nonallowable assets/charges:	
Retail receivables and other assets	107,711
Furniture and equipment, net	85,294
Other nonallowable/charges	45,000
	223,090
Less haircuts	(14,662)
Net capital	$ 208,428
Aggregate indebtedness	$ 193,684
Net capital requirement – greater of $50,000 or 6 2/3% of aggregated indebtedness	$ 50,000
Excess net capital	$ 158,428
Ratio: aggregate indebtedness to net capital	93%

Reconciliation of net capital computation per the audited financial statements to the December 31, 2004 Unaudited Focus Report

Total stockholders' equity per audited financial statements	$ 461,095
Less adjustments:	
Reclass of moving expenses capitalized from fixed assets to other expense	1,645
Total adjustments	1,645
Total stockholders' equity per December 31, 2004 unaudited Focus report	$ 462,740
Fixed assets, net per audited financial statements	$ 85,294
Less adjustments:	
Reclass of moving expenses capitalized from fixed assets to other expense	1,645
Total adjustments	1,645
Fixed assets, net per December 31, 2004 unaudited Focus report	$ 86,939

FBT Investments, Inc.

Statement Regarding Rule 15c3-3

December 31, 2004

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139-9869

Phone: (504) 581-4200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors
FBT Investments, Inc.

In planning and performing our audits of the financial statements and supplemental schedules of FBT Investments, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 11, 2005